                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                        Commission file number 001-13913




                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN
                            (Full title of the Plan)

                      -------------------------------------



                         WADDELL & REED FINANCIAL, INC.
                                6300 Lamar Avenue
                           Overland Park, Kansas 66202
                                  913-236-2000
            (Name of issuer of securities held pursuant to the Plan)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrators
Waddell & Reed Financial, Inc.
   401(k) and Thrift Plan:


We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP




May 17, 2002

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                      2001                  2000
                                                               -------------------   -------------------
Investments (note 4)                                        $          67,549,374            73,360,055
Receivable from participating employees                                   139,935               135,295
Receivable from participating employers                                   288,636               273,899
                                                               -------------------   -------------------
                 Net assets available for benefits          $          67,977,945            73,769,249
                                                               ===================   ===================

See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                     2001                  2000
                                                              -------------------   -------------------
Investment income:
     Dividends - stock                                     $             157,001               135,393
     Dividends on mutual funds                                         1,656,313            10,828,071
     Net depreciation of investments (note 4)                        (10,192,169)           (7,700,169)
                                                              -------------------   -------------------
                 Investment income                                    (8,378,855)            3,263,295
                                                              -------------------   -------------------
Contributions (note 5):
     Employees                                                         4,623,530             4,197,601
     Employers                                                         2,291,235             2,097,292
     Employee rollovers                                                  240,620                 8,626
                                                              -------------------   -------------------
                                                                       7,155,385             6,303,519
                                                              -------------------   -------------------
Withdrawals                                                           (4,567,834)           (9,508,239)
                                                              -------------------   -------------------
                 Net increase (decrease)                              (5,791,304)               58,575

Net assets available for benefits:
     Beginning of year                                                73,769,249            73,710,674
                                                              -------------------   -------------------
     End of year                                           $          67,977,945            73,769,249
                                                              ===================   ===================

See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the "Plan").

              The Plan allows contributions to be invested in mutual fund shares and Waddell & Reed Financial, Inc. common stock. The Waddell & Reed Advisors Group of Mutual Funds and the W&R Funds are managed by Waddell & Reed Investment Management Company, which is a participating employer in the Plan. Fiduciary Trust Company of New Hampshire serves as Trustee for the Plan.

              The Plan had 1,292 and 1,168 participants at December 31, 2001 and 2000, respectively. At December 31, 2001, 187 of the 1,292 participants in the Plan are former employees who have elected not to withdraw from the Plan.

       (b)    VALUATION OF SECURITIES

              Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31, 2001 and 2000. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. common stock are stated at market value based upon market quotations as of December 31, 2001 and 2000. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

       (c)    DIVIDEND INCOME

              Dividend income is recorded on the ex-dividend date.

       (d)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the participating employers, which are listed in note 4.

       (e)    FORFEITURES

              Forfeitures are held by the Plan and are then used to reduce the employer's current year expense. Forfeitures used to reduce employer expenses were $5,837 and $5,596 for 2001 and 2000, respectively.

       (f)    FEDERAL INCOME TAXES

              The Plan received a favorable determination letter from the Internal Revenue Service, dated April 24, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

              The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                          4                         (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (g)    USE OF ESTIMATES

              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)    DESCRIPTION OF PLAN

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

       The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

       (a)    CONTRIBUTIONS

              Employees are allowed to make pre-tax and after-tax contributions to the Plan. Employees may contribute a maximum of 21% of eligible earnings to the Plan. Each eligible employee may make "Matched Contributions" ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provides for a matching employer contribution of 100% of the first 3% of the employee's contribution and a 50% match of the next 2% of the employee's contribution. Employees may make "Unmatched Contributions" to the Plan not to exceed 10% of eligible earnings. Each eligible employee is also allowed to make "Unmatched Contributions" ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

       (b)    BENEFITS

              Employees are fully vested as to their own contributions. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. The vested portion of a participant's account balance is paid in a Joint and 50% Survivor Annuity upon retirement, death, or other termination of employment, unless a participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a "break in service," at which time the remaining account balance is forfeited and applied to reduce the employer's expense.

              In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. does not intend to terminate the Plan.

              The Plan Administrator was not notified of any participants electing to withdraw from the Plan as of December 31, 2001.

                                          5                         (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)    ACQUISITIONS

       On March 31, 2000, the Legend Group was acquired by the Plan sponsor. An eligible employee who was a participant in the Legend Services Corporation 401(k) Profit Sharing Plan at the date of the acquisition became eligible to participate in the Plan on April 1, 2000. An eligible employee who was employed by the Legend Group on March 31, 2000, and who was not a participant in the Legend Services Corporation 401(k) Profit Sharing Plan, became eligible to participate in the Plan on an entry date not earlier than April 1, 2000 or the next following date on which the participant completes one-half year of service with the Legend Group. There were no rollover contributions by employees of the Legend Group during 2000.

       On August 9, 1999, the Plan sponsor acquired Austin Calvert & Flavin, Inc. ("ACF"). Employees of ACF became eligible to participate in the Plan on August 6, 2000. There were no rollover contributions by employees of ACF during 2000.

(4) TORCHMARK CORPORATION COMMON STOCK, WADDELL & REED FINANCIAL, INC. CLASS A COMMON STOCK, WADDELL & REED FINANCIAL, INC. CLASS B COMMON STOCK, WADDELL & REED ADVISORS GROUP OF MUTUAL FUNDS, AND W&R FUNDS, INC.

       In July 2000, the United Group of Mutual Funds and Waddell & Reed Funds, Inc. were renamed the Waddell & Reed Advisors Group of Mutual Funds and W&R Funds, Inc., respectively.

       In April 2001, the stockholders of Waddell & Reed Financial, Inc. Class A and Class B common stock approved the combination of the two classes of common stock by converting shares of the Class B common stock into shares of Class A common stock on a one-for-one basis. Effective as of the end of business on April 30, 2001, each share of Class B common stock was converted into one share of Class A common stock. Waddell & Reed Financial, Inc. terminated the registration of Class B common stock under the Securities Exchange Act of 1934, as amended, and the Class B common stock is no longer listed or traded on the New York Stock Exchange.

                                          6                         (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


The following table presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A and Class B common stock, and mutual fund investments as of December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                                                 NUMBER                 FAIR
                           DECEMBER 31, 2001                                    OF SHARES               VALUE
------------------------------------------------------------------------    ------------------    ------------------
Torchmark Corporation common stock                                                     66,078  $          2,599,664
Waddell & Reed Financial, Inc. common stock                                           312,376            10,057,300
Cash                                                                                       --               414,619

Waddell & Reed Advisors Group of Mutual Funds shares:
     Waddell & Reed Advisors Cash Management                                        6,210,187             6,210,187
     Waddell & Reed Advisors Core Investment                                        1,985,742            11,378,299
     Waddell & Reed Advisors International Growth                                     722,242             4,434,564
     Waddell & Reed Advisors New Concepts                                             902,749             7,185,881
     Waddell & Reed Advisors Science and Technology                                   628,954             5,943,612
     Other Waddell & Reed Advisors Funds                                            2,424,087            15,612,706
                                                                                                  ------------------
                 Total Waddell & Reed Advisors Group of
                    Mutual Funds shares                                                                  50,765,249
                                                                                                  ------------------
W&R Funds, Inc. shares                                                                280,909             3,712,542
                                                                                                  ------------------
                 Total investments                                                             $         67,549,374
                                                                                                  ==================


                                                                                 NUMBER                 FAIR
                           DECEMBER 31, 2000                                    OF SHARES               VALUE
------------------------------------------------------------------------    ------------------    ------------------
Torchmark Corporation common stock                                                     91,418  $          3,513,053
Waddell & Reed Financial, Inc. Class A common stock                                   231,041             8,693,967
Waddell & Reed Financial, Inc. Class B common stock                                    90,940             3,411,443
Cash                                                                                                        457,681

Waddell & Reed Advisors Group of Mutual Funds shares:
     Waddell & Reed Advisors Cash Management                                        5,424,935             5,424,935
     Waddell & Reed Advisors Core Investment                                        1,892,510            13,417,899
     Waddell & Reed Advisors International Growth                                     736,432             5,869,362
     Waddell & Reed Advisors New Concepts                                             870,946             8,456,884
     Waddell & Reed Advisors Science and Technology                                   590,089             6,561,788
     Other Waddell & Reed Advisors Funds                                            2,014,612            13,890,477
                                                                                                  ------------------
                 Total Waddell & Reed Advisors Group of
                    Mutual Funds shares                                                                  53,621,345
                                                                                                  ------------------
W&R Funds, Inc. shares                                                                238,777             3,662,566
                                                                                                  ------------------
                 Total investments                                                             $         73,360,055
                                                                                                  ==================

                                          7                         (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

During 2001 and 2000, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:


                                                                                  2001                  2000
                                                                            ------------------    ------------------
Torchmark Corporation common stock                                       $           118,705               629,368
Waddell & Reed Class A common stock                                               (1,042,502)            4,538,782
Waddell & Reed Class B common stock                                                 (645,534)            1,688,104

Waddell & Reed Advisors Group of Mutual Funds:
     Accumulative                                                                   (713,483)             (129,783)
     Asset Strategy                                                                  (60,265)               17,993
     Bond                                                                              9,790                14,292
     Continental Income                                                              (27,758)              (14,413)
     Government Securities                                                            17,255                52,718
     High Income                                                                     (18,550)             (137,334)
     Global Bond Fund                                                                 59,896              (303,950)
     Core Investment                                                              (2,578,801)           (1,610,775)
     International Growth                                                         (1,306,028)           (3,327,603)
     New Concepts                                                                 (1,513,282)           (3,149,134)
     Retirement Shares                                                              (103,775)             (240,930)
     Science and Technology                                                         (973,209)           (3,230,559)
     Small Cap                                                                      (116,679)             (122,045)
     Value                                                                            30,705                   740
     Vanguard                                                                       (729,571)             (429,380)
                                                                            ------------------    ------------------
                 Total Waddell & Reed Advisors Group of
                    Mutual Funds                                                  (8,023,755)          (12,610,163)
                                                                            ------------------    ------------------
W&R Funds, Inc.:
     Asset Strategy                                                                   (3,471)               (1,284)
     Small Cap Growth                                                                 (9,783)             (324,261)
     High Income                                                                         112                  (816)
     International Growth                                                           (235,178)             (642,922)
     Large Cap Growth                                                                (81,447)               14,307
     Limited Term Bond                                                                   142                    48
     Mid Cap Growth                                                                  (22,999)              (13,163)
     Science and Technology                                                         (206,224)             (936,967)
     Core Equity                                                                     (40,235)              (41,202)
                                                                            ------------------    ------------------
                 Total W&R Funds, Inc.                                              (599,083)           (1,946,260)
                                                                            ------------------    ------------------
                 Net depreciation                                        $       (10,192,169)           (7,700,169)
                                                                            ==================    ==================

                                          8                         (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(5)    CONTRIBUTIONS BY PARTICIPANTS AND PARTICIPATING EMPLOYERS

       The contributions of each participating employer and its employees for the years ended December 31 are as follows:

                                                        2001                                    2000
                                         ------------------------------------    ------------------------------------
                                            EMPLOYEE            EMPLOYER            EMPLOYEE            EMPLOYER
                                         ----------------    ----------------    ----------------   -----------------
Waddell & Reed Financial, Inc.        $           60,976              33,482              22,377              14,030
Waddell & Reed, Inc.                           2,660,971           1,236,292           2,506,042           1,204,482
Waddell & Reed Investment
     Management Company                          721,751             377,917             677,946             363,087
Waddell & Reed Services
     Company                                     754,429             409,709             618,718             345,216
The Legend Group                                 281,466             133,765             261,213             114,292
Austin Calvert & Flavin, Inc.                    143,937             100,070             111,305              56,185
                                         ----------------    ----------------    ----------------   -----------------
                                      $        4,623,530           2,291,235           4,197,601           2,097,292
                                         ================    ================    ================   =================

(6)    RELATED PARTY TRANSACTIONS

       Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company, as well as shares of Class A and Class B common stock of Waddell & Reed Financial, Inc. Waddell & Reed Financial, Inc. is the sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

                                                                      SCHEDULE 1

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2001

         IDENTITY OF ISSUER, BORROWER,                                                                               CURRENT
           LESSOR, OR SIMILAR PARTY                               DESCRIPTION OF INVESTMENT                           VALUE
------------------------------------------------      ---------------------------------------------------        -----------------
*    Cash                                                                                                      $          414,619
*    Torchmark Corporation                                   66,078 shares of common stock                              2,599,664
*    Waddell & Reed Financial, Inc.                         312,376 shares of common stock                             10,057,300
                                                                                                                 -----------------
                                                                                                                       13,071,583
                                                                                                                 -----------------
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     393,745 shares of Accumulative                              2,472,719
*    Waddell & Reed Advisors Group
        of Mutual Funds                                      97,750 shares of Asset Strategy                              599,207
*    Waddell & Reed Advisors Group
        of Mutual Funds                                      98,495 shares of Bond                                        615,595
*    Waddell & Reed Advisors Group
        of Mutual Funds                                      42,048 shares of Continental Income                          279,199
*    Waddell & Reed Advisors Group
        of Mutual Funds                                   6,210,187 shares of Cash Management                           6,210,187
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     131,106 shares of High Income                                 978,053
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     690,197 shares of Global Bond                               2,422,591
*    Waddell & Reed Advisors Group
        of Mutual Funds                                   1,985,742 shares of Core Investment                          11,378,299
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     722,242 shares of International Growth                      4,434,564
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     902,749 shares of New Concepts                              7,185,881
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     106,534 shares of Retirement Shares                           703,127
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     273,799 shares of Small Cap                                 3,132,256
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     628,954 shares of Science and Technology                    5,943,612
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     277,240 shares of Vanguard                                  2,192,965
*    Waddell & Reed Advisors Group
        of Mutual Funds                                      92,302 shares of Value                                       997,788
*    Waddell & Reed Advisors Group
        of Mutual Funds                                     220,871 shares of Government Securities                     1,219,206
                                                                                                                 -----------------
                 Total Waddell & Reed Advisors
                    Group of Mutual Funds                                                                              50,765,249
                                                                                                                 -----------------
*    W&R Funds, Inc.                                          2,648 shares of Asset Strategy                               29,528
*    W&R Funds, Inc.                                        101,657 shares of Small Cap Growth                          1,183,288
*    W&R Funds, Inc.                                          1,991 shares of High Income                                  16,780
*    W&R Funds, Inc.                                         57,013 shares of International Growth                        626,005
*    W&R Funds, Inc.                                            932 shares of Limited Term Bond                             9,623
*    W&R Funds, Inc.                                         73,671 shares of Science and Technology                    1,457,951
*    W&R Funds, Inc.                                          7,911 shares of Core Equity                                  74,127
*    W&R Funds, Inc.                                          6,684 shares of Mid Cap Growth                               60,761
*    W&R Funds, Inc.                                         28,402 shares of Large Cap Growth                            254,479
                                                                                                                 -----------------
                 Total W&R Funds, Inc.                                                                                  3,712,542
                                                                                                                 -----------------
                 Total investments                                                                             $       67,549,374
                                                                                                                 =================

*Indicates party-in-interest investment.

See accompanying independent auditors' report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 25th, 2002.


                                        WADDELL & REED FINANCIAL, INC.
                                        401(K) AND THRIFT PLAN




                                        By:  /s/ John E. Sundeen, Jr.
                                                 John E. Sundeen, Jr., Member
                                                 Administrative Committee


                                        By:  /s/ Michael D. Strohm
                                                 Michael D. Strohm, Member
                                                 Administrative Committee


                                        By:  /s/ William D. Howey, Jr.
                                                 William D. Howey, Jr., Member
                                                 Administrative Committee